Exhibit 16.1

August 21, 2017

Securities and Exchange Commission

100 F Street, N.E. Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated August 21, 2017, of Hallmark Financial Services, Inc. and are in agreement with the statements contained in the first two sentences of the first paragraph and the second and third paragraphs on page 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.